SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September, 2021

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

1 Angel Court, London,
England, EC2R 7AG
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This announcement is not for release, publication, distribution, directly or indirectly, in or into the United States or any other jurisdiction where such distribution is prohibited by law.
NEWS RELEASE

29 September 2021

Prudential announces allotment results for its concurrent Hong Kong public offer and international placing

Reference is made to the Prospectus and formal notice published by Prudential plc ("Prudential") on Monday, 20 September 2021. Capitalised terms used below shall have the same meaning as given to them in the Prospectus.

On 25 September 2021, Prudential announced the final offer prices for both the Public Offer and Placing in respect of approximately 130.8 million new shares, representing approximately 5 per cent. of its issued share capital.

Based on the final offer prices for both the Public Offer and the Placing of HK$143.8 per Offer Share, the net proceeds from the Share Offer to be received by Prudential, after deduction of the underwriting fees and other estimated expenses payable in connection with the Share Offer, are estimated to be approximately HK$18.5 billion or US$2.4 billion.

The approximately 6.5 million Public Offer Shares initially available under the Public Offer have been over-subscribed. Of the approximately 130.8 million total Offer Shares to be allotted under the Share Offer, approximately 6.5 million have been allocated to the Public Offer and approximately 124.2 million have been allocated to the Placing.

Dealings in the Offer Shares on the Main Board of the HK Stock Exchange are expected to commence at 9:00 am (Hong Kong time) on Monday, 4 October 2021, subject to approval from the HK Stock Exchange for the listing of and permission to deal in the Offer Shares.

The Offer Shares are expected to be admitted to the premium listing segment of the Official List and the Main Market of the London Stock Exchange at 8:00 am (UK time) on Monday, 4 October 2021, subject to approvals from the Financial Conduct Authority and the London Stock Exchange for the listing of the Offer Shares.  Admission to listing of the Offer Shares on the Singapore Stock Exchange is expected to take effect at 9:00 am (Singapore time) on Monday, 4 October 2021, subject to confirmation from the Singapore Stock Exchange for the listing of the Offer Shares.

Notes to Editors

Enquiries:
Media		Investors/Analysts
Addy Frederick	+44 (0)20 3977 9399	Patrick Bowes	+44 (0)20 3977 9702
Ping Ping Tan	+65 9845 8904	William Elderkin	+44 (0)20 3977 9215

About Prudential plc

Prudential plc provides life and health insurance and asset management, with a focus on Asia and Africa. The business helps people get the most out of life, by making healthcare affordable and accessible and by promoting financial inclusion. Prudential protects people's wealth, helps them grow their assets, and empowers them to save for their goals. The business has more than 17 million life customers in Asia and Africa and is listed on stock exchanges in London, Hong Kong, Singapore and New York. Prudential is not affiliated in any manner with Prudential Financial, Inc. a company whose principal place of business is in the United States of America, nor with The Prudential Assurance Company Limited, a subsidiary of M&G plc, a company incorporated in the United Kingdom.

Disclaimers
This announcement is for information purposes only and does not constitute an offer or an invitation to induce an offer by any person to acquire, purchase or subscribe for any securities. This announcement is not a prospectus. Potential investors should read the Prospectus for detailed information about the Share Offer described below before deciding whether or not to invest in the Shares.

This announcement does not contain or constitute, and is not, an offer to sell or a solicitation of any offer to buy securities in Hong Kong, the United States or any other jurisdiction. Any such offer or invitation will be made only by means of a prospectus that may be obtained from Prudential (if published) and that will contain detailed information about Prudential and management, as well as financial statements, and only in jurisdictions in which such offer or invitation may legally and validly be made. The publication, distribution or release of this announcement may be restricted by law in certain jurisdictions and persons into whose possession any document or other information referred to herein may come should inform themselves about and observe any such restriction. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

The Offer Shares have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), or the securities laws of any state or other jurisdiction of the United States and may not be offered or sold, pledged or transferred within the United States or to, or for the account or benefit of, any U.S. Persons (as defined in Regulation S under the U.S. Securities Act), except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the U.S. Securities Act and applicable state or local securities laws. Prudential does not intend to register the Offer Shares in the United States or to conduct a public offering of securities in the United States.

In the United Kingdom, this announcement is being distributed only to, and is directed only at, persons who: (A) (i) are "investment professionals" specified in Article 19(5) of the Financial Services and Markets Act (Financial Promotion) Order 2005 (the "Order") or (ii) high net worth entities falling within Article 49(2)(a) to (d) of the Order or (iii) are other persons to whom it may otherwise lawfully be communicated; and (B) are "qualified investors" within the meaning of Article 2(e) of the Prospectus Regulation (Regulation (EU) 2017/1129) as it forms part of retained EU law as defined in the European Union (Withdrawal) Act 2018 (all such persons together being referred to as "Relevant Persons"). In the European Economic Area (the "EEA"), this announcement is addressed only to and directed only at, persons in member states who are "qualified investors" within the meaning of Article 2(e) of the Prospectus Regulation (Regulation ((EU) 2017/1129) ("Qualified Investors"). This announcement must not be acted on or relied on (i) in the United Kingdom, by persons who are not Relevant Persons, and (ii) in any member state of the EEA, by persons who are not Qualified Investors. Any investment or investment activity to which this announcement relates is available only to: (i) in the United Kingdom, Relevant Persons; and (ii) in any member state of the EEA, Qualified Investors, and will be engaged in only with such persons.

UK Product Governance Requirements

Solely for the purposes of the product governance requirements contained within the FCA Handbook Product Intervention and Product Governance Sourcebook (the "UK Product Governance Rules"), and disclaiming all and any liability, whether arising in tort, contract or otherwise, which any "manufacturer" (for the purposes of the UK Product Governance Rules) may otherwise have with respect thereto, the Placing Shares have been subject to a product approval process, which has determined that the Placing Shares are: (i) compatible with an end target market of (a) retail clients, as defined in point (8) of Article 2 of Regulation (EU) No 2017/565 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018 ("EUWA"), (b) investors who meet the criteria of professional clients as defined in Regulation (EU) No 600/2014 as it forms part of domestic law by virtue of the EUWA and (c) eligible counterparties as defined in the FCA Handbook Conduct of Business Sourcebook ("COBS"); and (ii) eligible for distribution through all distribution channels as are permitted by Directive 2014/65/EU (the "UK Target Market Assessment"). Notwithstanding the UK Target Market Assessment, distributors should note that: the price of the Placing Shares may decline and investors could lose all or part of their investment; the Placing Shares offer no guaranteed income and no capital protection; and an investment in the Placing Shares is compatible only with investors who do not need a guaranteed income or capital protection, who (either alone or in conjunction with an appropriate financial or other adviser) are capable of evaluating the merits and risks of such an investment and who have sufficient resources to be able to bear any losses that may result therefrom.

The UK Target Market Assessment is without prejudice to the requirements of any contractual, legal or regulatory selling restrictions in relation to the Placing. Furthermore, it is noted that, notwithstanding the UK Target Market Assessment, the Placing Underwriters will only procure investors who meet the criteria of professional clients and eligible counterparties. For the avoidance of doubt, the UK Target Market Assessment does not constitute: (a) an assessment of suitability or appropriateness for the purposes of COBS; or (b) a recommendation to any investor or group of investors to invest in, or purchase, or take any other action whatsoever with respect to the Placing Shares. Each distributor is responsible for undertaking its own target market assessment in respect of the Placing Shares and determining appropriate distribution channels.

Potential investors of the Offer Shares should note  that  the  Joint  Global  Coordinators  (for  themselves  and  on  behalf  of  the Public Offer Underwriters) are entitled, by giving a joint notice in writing to Prudential, to terminate the Public Offer Underwriting Agreement upon the occurrence of any of the events set out in the section headed "Underwriting - Underwriting arrangements  and expenses - Public Offer - Grounds for termination of the Public Offer Underwriting Agreement" in the Prospectus, at any time prior to 8:00 a.m. (Hong Kong time) on the Listing Date (which is currently expected to be on Monday, 4 October 2021).

Forward-looking statements

This announcement may contain 'forward-looking statements' with respect to certain of Prudential's plans and its goals and expectations relating to its future financial condition, performance, results, strategy and objectives. Statements that are not historical facts, including statements about Prudential's beliefs and expectations and including, without limitation, statements containing the words 'may', 'will', 'should', 'continue', 'aims', 'estimates', 'projects', 'believes', 'intends', 'expects', 'plans', 'seeks' and 'anticipates', and words of similar meaning, are forward-looking statements. These statements are based on plans, estimates and projections as at the time they are made and speak only as of the date on which they are made, and therefore undue reliance should not be placed on them. By their nature, all forward-looking statements involve risk and uncertainty. Prudential expressly disclaims any obligation to update any of the forward-looking statements contained in this announcement or any other forward-looking statements it may make, whether as a result of future events, new information or otherwise except as required pursuant to the UK Prospectus Rules, the UK Listing Rules, the UK Disclosure and Transparency Rules, the Hong Kong Listing Rules, the SGX-ST listing rules or other applicable laws and regulations.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 30 September 2021

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Mark FitzPatrick

Mark FitzPatrick
Group Chief Financial Officer and Chief Operating Officer